Exhibit 99.1

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Third Quarter of 2023

Contracted revenue of $1.81 billion, interest rate risk fully hedged, sustainable quarterly dividend of $0.375 per common share

LONDON, ENGLAND – November 9, 2023 - Global Ship Lease, Inc. (NYSE: GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three and nine months ended September 30, 2023.

Third Quarter 2023 and Year to Date Highlights

- Reported operating revenue of $174.5 million for the third quarter 2023, up 1.2% from $172.5 million for the prior year period. For the nine months ended September 30, 2023, operating revenue was $495.9 million, up 3.2% from $480.6 million in the prior year period.

- Reported net income available to common shareholders of $82.7 million for the third quarter 2023, a decrease of 7.7% on net income of $89.6 million for the prior year period. Normalized net income (a non-U.S. GAAP financial measure, described below) for the same period was $82.4 million, down 5.8% on Normalized net income of $87.5 million for the prior year period. For the nine months ended September 30, 2023, net income available to common shareholders was $230.3 million, an increase of 9.3% on net income of $210.8 million for the prior year period. Normalized net income for the nine months ended September 30, 2023 was $231.9 million, up 4.9% on Normalized net income for the prior year period of $221.0 million.

- Generated $121.9 million of Adjusted EBITDA (a non-U.S. GAAP financial measure, described below) for the third quarter 2023, up 9.4% on Adjusted EBITDA of $111.4 million for the prior year period. Adjusted EBITDA for the nine months ended September 30, 2023 was $334.9 million, up 12.2% on Adjusted EBITDA of $298.4 million for the prior year period.

- Earnings per share for the third quarter 2023 was $2.34, down 4.1% on the earnings per share of $2.44 for the prior year period. Normalized earnings per share (a non-U.S. GAAP financial measure, described below) for the third quarter 2023 was $2.33, down 2.1% on the Normalized earnings per share of $2.38 for the prior year period. Earnings per share for the nine months ended September 30, 2023 was $6.49, up 12.9% on the earnings per share of $5.75 for the prior year period. Normalized earnings per share for the nine months ended September 30, 2023 was $6.54, up 8.5% on the Normalized earnings per share of $6.03 for the prior year period.

- Declared a dividend of $0.375 per Class A common share for the third quarter 2023 to be paid on December 4, 2023 to common shareholders of record as of November 24, 2023. Paid a dividend of $0.375 per Class A common share for the second quarter 2023 on September 5, 2023.

- Between January 1, 2023 and September 30, 2023, added $224.7 million of contracted revenues to forward charter cover, calculated on the basis of the median firm periods of the respective charters. 18 new charter fixtures (including short re-charters of the same vessel) or extensions were agreed on eight ships between 2,200 and 3,500 TEU, charter extensions were exercised for two 7,800 TEU ships, a forward fixture was agreed for one ECO 9,100 TEU ship, and four 8,544 TEU vessels were purchased with charters attached; with the exception of one very short re-positioning charter, firm charter terms range from a few months to two years. Contracted revenue as of September 30, 2023, calculated on the same basis, was $1.81 billion.

-  Expanded our relationship with Ascenz Marorka to accelerate the implementation of their Smart Shipping solutions across our containership fleet, in collaboration with our liner customers, to provide real-time data and AI-supported live performance management capabilities, facilitating operational optimization, pro-active maintenance, and increasingly automated fuel consumption and emissions monitoring, giving rise to expected fleet-wide cost savings.

- Continued to opportunistically repurchase Class A common shares under the $40.0 million buy-back authorization approved by our Board of Directors, which was established in March 2022 and replenished in July 2023 (the “Buy-back Authorization”). During the nine months ended September 30, 2023, we repurchased an aggregate of 1,154,721 Class A common shares, at repurchase prices ranging from between $16.12 and $18.69 per share, with an average price of $17.68. During the three months ended September 30, 2023, we repurchased an aggregate of 187,479 Class A common shares, at repurchase prices ranging from between $17.98 and $18.49, with an average price of $18.31. Since its inception, a total of 2,303,303 Class A common shares have been repurchased under the Buy-back Authorization, for approximately $42.0 million, with approximately $38.0 million of authorized capacity remaining.

George Youroukos, Executive Chairman of Global Ship Lease, stated: “With over two years of forward contract cover, and only a small number of ships coming open through end 2024, we remained focused throughout the third quarter on optimizing our operating performance and maintaining our disciplined approach to capital allocation. Macro headwinds, geopolitical uncertainty, and the size of the orderbook remain areas of concern for the overall industry, but the GSL fleet continues to operate efficiently, servicing fixed-rate term charters contracted to liner operators that have built considerable financial resilience during the all-time market highs of recent years. The combination of our strong balance sheet and the continued normalization of asset prices is making the prospect of selective, and increasingly countercyclical, vessel acquisitions more interesting, with any eventual purchase activity guided by our established strict investment criteria focused on creating shareholder value.

“Moving forward, our fleet of well-specified, mid-sized and smaller containerships is well supported by the combination of a relatively modest orderbook for ships of a similar size, the advanced age profile of the peer group against which our ships compete, and the practical needs of the non-mainlane trades for which our ship types remain the workhorses. By maintaining our high level of operational performance, together with our disciplined and dynamic approach to capital allocation, GSL is well positioned to maintain our track record of success while simultaneously providing our shareholders with an attractive dividend, opportunistically buying back shares, and remaining vigilant for accretive opportunities.”

Ian Webber, Chief Executive Officer, stated: “On a firm foundation of attractive, fixed-rate time charters, we continue to successfully execute our long-term strategy of de-levering and de-risking GSL. Our prudent financial leverage of below 2x, and highly competitive cost of debt at 4.55%, which benefits from fully hedged interest rate risk through 2026, speak to the extent of our continuing progress in that regard. Moreover, our acquisition strategy over the last several years has consistently focused on containerships that would re-enter the charter market on the expiration of their initial GSL charters with little or no remaining leverage, limiting downside exposure and weighting their return profile to the upside. We have also continued to make value-enhancing investments to maintain the commercial attractiveness of our existing fleet, most recently with the accelerated implementation of Ascenz Marorka’s real-time, AI-supported Smart Shipping solution to help optimize vessel performance, monitor fuel consumption and emissions, and facilitate additional cost savings through pro-active maintenance. Our industry has always been cyclical, and we believe that we have taken good advantage of the 2021 - 2022 super upcycle to ensure that we are well positioned to act prudently and countercyclically moving forward for the long-term benefit of our shareholders”.

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022

Operating Revenue (1)	174,530	172,536	495,901	480,623
Operating Income	94,157	101,725	264,364	269,051
Net Income (2)	82,687	89,611	230,299	210,768
Adjusted EBITDA (3)	121,850	111,406	334,922	298,363
Normalized Net Income (3)	82,356	87,491	231,895	220,970

(1) Operating Revenue is net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities, the effect of the straight lining of time charter modifications and the compensation from charterers for drydock and other capitalized expenses installation. Brokerage commissions are included in “Time charter and voyage expenses” (see below).

(2) Net Income available to common shareholders.

(3) Adjusted EBITDA and Normalized Net Income are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measures to net income, the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Operating Revenue and Utilization

Operating revenue derived from fixed-rate, mainly long-term, time-charters was $174.5 million in the third quarter 2023, up $2.0 million (or 1.2%) on operating revenue of $172.5 million in the prior year period. The period-on-period increase in operating revenue was principally due to charter renewals at higher rates on a number of vessels and the acquisition of four vessels which were delivered to us in the second quarter 2023, partially offset by $7.8 million reduction in the amortization of intangible liabilities arising on below-market charters attached to certain vessel additions and $7.8 million decrease in effect from straight lining time charter modifications. There were 246 days of offhire and idle time in the third quarter 2023 of which 191 were for scheduled drydockings, compared to 149 days of offhire in the prior year period of which 47 were for scheduled drydockings. Utilization for the third quarter 2023 was 96.1% compared to utilization of 97.5% in the prior year period.

For the nine months ended September 30, 2023, operating revenue was $495.9 million, up $15.3 million (or 3.2%) on operating revenue of $480.6 million in the prior year period, mainly due to the factors noted above.

The table below shows fleet utilization for the three and nine months ended September 30, 2023 and 2022, and for the years ended December 31, 2022, 2021, 2020 and 2019.

	Three months ended		Nine months ended		Year ended
Days	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022	Dec 31, 2022	Dec 31, 2021	Dec 31, 2020	Dec 31, 2019

Ownership days	6,256	5,980	18,029	17,745	23,725	19,427	16,044	14,326
Planned offhire - scheduled drydock	(191)	(47)	(627)	(356)	(581)	(752)	(687)	(537)
Unplanned offhire	(33)	(102)	(207)	(338)	(460)	(260)	(95)	(105)
Idle time	(22)	nil	(42)	(30)	(30)	(88)	(338)	(164)
Operating days	6,010	5,831	17,153	17,021	22,654	18,327	14,924	13,520

Utilization	96.1%	97.5%	95.1%	95.9%	95.5%	94.3%	93.0%	94.4%

As of September 30, 2023 one regulatory drydocking was in progress and one further regulatory drydocking is anticipated for the fourth quarter.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 12.4% to $46.1 million for the third quarter 2023, compared to $41.0 million in the prior year period. The increase of $5.1 million was mainly due to (i) our acquisition of four vessels which were delivered to us during second quarter 2023 (ii) increased crew expenses mainly due to global inflation and the limited supply of crew and (iii) increased cost of insurance due to increased premiums. The average cost per ownership day in the quarter was $7,369, compared to $6,855 for the prior year period, up $514 per day, or 7.5%. For the nine months ended September 30, 2023, vessel operating expenses were $132.3 million, or an average of $7,337 per day, compared to $121.9 million in the prior year period, or $6,869 per day, an increase of $468 per ownership day, or 6.8%.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $6.0 million for the third quarter 2023, compared to $5.1 million in the prior year period. The increase was mainly due to additional commissions, bunkers and voyage expenses due to our acquisition of four vessels which were delivered to us during second quarter 2023, increased commissions on charter renewals at higher rates, additional voyage administration costs, and additional operational requests from charterers.

For the nine months ended September 30, 2023, time charter and voyage expenses were $18.2 million, or an average of $1,009 per day, compared to $14.6 million in the prior year period, or $822 per day, an increase of $187 per ownership day, or 22.7% mainly to the factors noted above.

Depreciation and Amortization

Depreciation and amortization for the third quarter 2023 was $24.0 million, compared to $20.5 million in the prior year period. The increase was mainly due to our acquisition of four vessels which were delivered to us in second quarter 2023 and 16 drydockings completed after September 30, 2022.

Depreciation for the nine months ended September 30, 2023 was $67.3 million, compared to $60.6 million in the prior year period, with the increase being due to the 16 drydockings completed after September 30, 2022 and our acquisition of four vessels which were delivered to us during the second quarter of 2023.

General and Administrative Expenses

General and administrative expenses were $4.2 million in the third quarter 2023, the same as in the prior year period. The average general and administrative expense per ownership day for the third quarter 2023 was $679, compared to $695 in the prior year period, a decrease of $16 or 2.3%.

For the nine months ended September 30, 2023, general and administrative expenses were $13.7 million, compared to $14.4 million in the prior year period, mainly due to lower stock-based compensation expense in the first quarter 2023 and a one-off expense in prior year period due to social security charges related to settlement of shares under the Omnibus Incentive Plan, and a decrease in the directors’ and officers’ insurance costs. The average general and administrative expense per ownership day for the nine-month period ended September 30, 2023 was $763, compared to $814 in the prior year period, a decrease of $51 or 6.3%.

Adjusted EBITDA

Adjusted EBITDA (a non-GAAP financial measure) was $121.9 million for the third quarter 2023, up from $111.4 million for the prior year period, with the net increase being mainly due to increased revenue from charter renewals at higher rates and the addition of four vessels which were delivered to us during second quarter 2023.

Adjusted EBITDA for the nine months ended September 30, 2023 was $334.9 million, compared to $298.4 million for the prior year period, an increase of $36.5 million or 12.2%.

Interest Expense and Interest Income

Debt as of September 30, 2023 totaled $874.3 million, comprising $461.5 million of secured bank debt collateralized by vessels, $297.5 million of 2027 Secured Notes collateralized by vessels, and $115.3 million under sale and leaseback financing transactions. As of September 30, 2023, five of our vessels were unencumbered.

Debt as of September 30, 2022 totaled $999.5 million, comprising $498.7 million of secured bank debt collateralized by vessels, $350.0 million of 2027 Secured Notes collateralized by vessels, $150.8 million under sale and leaseback financing transactions. As of September 30, 2022, five of our vessels were unencumbered.

Interest and other finance expenses for the third quarter 2023 was $11.6 million, down from $16.1 million for the prior year period. The decrease is mainly due to the non-cash write-off of deferred financing charges of $2.1 million plus $1.8 million premium paid following the full repayment of our 8.00% Senior Unsecured Notes (“2024 Notes”) in July 2022, which was partially offset by $1.3 million of accelerated amortization of premium. The blended cost of debt, taking into account interest rate caps, has marginally increased from approximately 4.53% for the third quarter 2022 to 4.55% for the third quarter 2023 due to variations in amortization schedules and the addition of a new credit facility for the four additional vessels.

Interest and other finance expenses for the nine months ended September 30, 2023 was $33.6 million, down from $64.9 million for the prior year period. The decrease is mainly due to (i) the prepayment fee and the associated non-cash write off of deferred financing charges of $14.1 million on the full repayment of the Hayfin Credit Facility, (ii) the non-cash write off of deferred financing charges of $0.3 million on the full repayment of the Hellenic Credit Facility and (iii) the $2.4 million premium paid on the redemption of the 2024 Notes, and the associated non-cash write off of deferred financing charges of $2.1 million, which was partially offset by $1.3 million of accelerated amortization of premium and (iv) a prepayment fee and the associated non-cash write off of deferred financing charges of $4.1 million on the full repayment of the Blue Ocean Junior Credit Facility all of which took place in the nine months ended September 30, 2022, which was partially offset by increased interest expense due to the addition of the new loan to finance the four additional vessels.

Interest income for the third quarter 2023 was $2.5 million, up from $0.7 million for the prior year period.

Interest income for the nine months ended September 30, 2023 was $6.9 million, compared to $1.2 million for the prior year period.

Other (expenses)/income, net

Other expenses, net was $0.3 million in the third quarter 2023, compared to other income, net of $1.0 million in the prior year period. Other income, net was $0.9 million for the nine months ended September 30, 2023, compared to $1.2 million for the prior year period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through fourth quarter 2026 on $484.1 million of floating rate debt, which reduces over time in line with anticipated debt amortization and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through the fourth quarter 2026 on the remaining balance of $507.9 million of floating rate debt. One of these interest rate caps was not designated as a cash flow hedge. Interest rate caps have automatically transited to 1 month Compounded SOFR on July 1, 2023 at a level of 0.64%. A positive fair value adjustment of $0.3 million for the third quarter 2023 was recorded through the statement of income. The negative fair value adjustment for the nine months ended September 30, 2023 amounted to $1.0 million.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the third quarter 2023 was $2.4 million, the same as in the prior year period. The cost for the nine months ended September 2023 was $7.2 million, the same as for the prior year period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the third quarter 2023 was $82.7 million. Net income available to common shareholders for the prior year period was $89.6 million.

Earnings per share for the third quarter 2023 was $2.34, a decrease of 4.1% from the earnings per share for the prior year period, which was $2.44.

For the nine months ended September 30, 2023, net income available to common shareholders was $230.3 million. Net income available to common shareholders for the prior year period was $210.8 million.

Earnings per share for the nine months ended September 30, 2023 was $6.49, an increase of 12.9% from the earnings per share for the prior year period, which was $5.75.

Normalized net income (a non-GAAP financial measure) for the third quarter 2023, was $82.4 million. Normalized net income for the prior year period was $87.5 million. Normalized net income for the nine months ended September 30, 2023 was $231.9 million, as compared to $221.0 million for the prior year period.

Normalized earnings per share (a non-GAAP financial measure) for the third quarter 2023 was $2.33, a decrease of 2.1% from Normalized earnings per share for the prior year period, which was $2.38.

Normalized earnings per share for the nine months ended September 30, 2023 was $6.54, an increase of 8.5% from Normalized earnings per share for the prior year period, which was $6.03.

Fleet

As of September 30, 2023, we had 68 containerships in our fleet.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26	47,200
ZIM Norfolk (ex UASC Al Khor) (1)	9,115	31,764	2015	ZIM	2Q27	4Q27	65,000
Anthea Y (1)	9,115	31,890	2015	COSCO (3)	3Q25	4Q25 (3)	38,000 (3)
ZIM Xiamen (ex Maira XL)(1)	9,115	31,820	2015	ZIM	3Q27	4Q27	65,000
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	19,000
MSC Qingdao (4)	8,603	34,609	2004	MSC	2Q24	2Q25	23,000
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	4Q27 (5)	Footnote (5)
GSL Alexandra	8,544	37,777	2004	Confidential	3Q25	3Q26	Footnote (6)
GSL Sofia	8,544	37,777	2003	Confidential	3Q25	3Q26	Footnote (6)
GSL Effie	8,544	37,777	2003	Confidential	3Q25	4Q26	Footnote (6)
GSL Lydia	8,544	37,777	2003	Confidential	2Q25	3Q26	Footnote (6)
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	1Q25 (7)	16,500 (7)
GSL Kalliopi	7,847	29,105	2004	Maersk	3Q24	4Q24 (7)	18,900 (7)
GSL Grania	7,847	29,190	2004	Maersk	3Q24	1Q25 (7)	17,750 (7)
Mary (1)	6,927	23,424	2013	CMA CGM (8)	4Q28	1Q31 (8)	25,910 (8)
Kristina (1)	6,927	23,421	2013	CMA CGM (8)	3Q29	4Q31 (8)	25,910 (8)
Katherine (1)	6,927	23,403	2013	CMA CGM (8)	1Q29	2Q31 (8)	25,910 (8)
Alexandra (1)	6,927	23,348	2013	CMA CGM (8)	2Q29	3Q31 (8)	25,910 (8)
Alexis (1)	6,882	23,919	2015	CMA CGM (8)	2Q29	3Q31 (8)	25,910 (8)
Olivia I (1)	6,882	23,864	2015	CMA CGM (8)	2Q29	2Q31 (8)	25,910 (8)
GSL Christen	6,840	27,954	2002	Maersk	4Q23	4Q23	35,000
GSL Nicoletta	6,840	28,070	2002	Maersk	3Q24	1Q25	35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Agios Dimitrios (4)	6,572	24,931	2011	MSC	4Q23	3Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25	13,250
GSL Dorothea	5,992	24,243	2001	Maersk	3Q24	3Q26	18,600 (9)
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	1Q26	18,600 (9)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25	18,600 (9)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27	18,600 (9)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	1Q26	18,600 (9)
GSL Melita	6,008	24,848	2001	Maersk	3Q24	3Q26	18,600 (9)
GSL Tegea	5,992	24,308	2001	Maersk	3Q24	3Q26	18,600 (9)
Tasman	5,936	25,010	2000	Maersk	4Q23	2Q24	20,000
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	2Q24	24,250
Ian H	5,936	25,128	2000	ZIM	2Q24	4Q24	32,500
GSL Tripoli	5,470	22,259	2009	Maersk	4Q24	4Q27	36,500 (10)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	1Q28	36,500 (10)
GSL Tinos	5,470	22,067	2010	Maersk	4Q24	4Q27	36,500 (10)
GSL Syros	5,470	22,098	2010	Maersk	4Q24	4Q27	36,500 (10)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	3Q25	53,500
Orca I	5,095	20,633	2006	Maersk	2Q24	4Q25	21,000 (11)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (12)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (12)
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	1Q28	2Q28	Footnote (12)
CMA CGM America	4,045	17,428	2006	CMA CGM	1Q28	2Q28	Footnote (12)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	38,875 (13)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q25	2Q25	20,500 (14)
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Hapag-Lloyd	2Q24	3Q24	21,000
GSL Valerie	2,824	11,971	2005	ZIM	1Q25	3Q25	35,600 (15)
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	36,500
GSL Lalo	2,824	11,950	2006	MSC	1Q24	2Q24	17,500
GSL Mercer	2,824	11,970	2007	ONE	4Q24	2Q25	35,750
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	2Q24	21,500
GSL Elizabeth	2,741	11,507	2006	Unifeeder	1Q24	2Q24	15,250
Beethoven (tbr GSL Chloe)	2,546	12,212	2012	ONE	4Q24	1Q25	33,000
GSL Maren	2,546	12,243	2014	Swire	1Q24	2Q24	18,200 (16)
Maira	2,506	11,453	2000	Hapag-Lloyd	3Q24	4Q24	17,750 (17)
Nikolas	2,506	11,370	2000	CMA CGM	1Q24	1Q24	16,750
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	3Q24	20,700
Manet	2,272	11,727	2001	OOCL	4Q24	2Q25	32,000
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	Confidential	2Q25	3Q25	Footnote (18)
Kumasi	2,207	11,791	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta	2,207	11,731	2002	OOCL	4Q24	1Q25	32,000

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)
In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to September 30, 2023 plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)
Anthea Y was forward fixed to a leading liner operator for a period of 24 months +/- 30 days, with the new charter scheduled to commence upon expiry of the existing charter in 4Q 2023. The new charter is expected to generate annualized Adjusted EBITDA of approximately $11.9 million.

(4)	MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).
(5)
GSL Ningbo was chartered to MSC at $22,500 per day to 3Q 2023. Thereafter, the charter has been extended by 48 to 52 months, at a rate expected to generate annualized Adjusted EBITDA of approximately $16.5 million.

(6)
GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period 24 months from the date each vessel is delivered, with charterers holding one year extension options. The vessels are expected to generate aggregate Adjusted EBITDA of approximately $76.6 million over the minimum firm period, increasing to $95.3 million if all options are exercised.

(7)
GSL Eleni (delivered 2Q 2019) is chartered for five years; GSL Kalliopi (delivered 4Q 2019) and GSL Grania (delivered 3Q 2019) are chartered for three years plus two successive periods of one year each, at the option of the charterer. The first of these extension options was exercised for both vessels in 2Q 2022 and commenced for GSL Grania and for GSL Kalliopi in 3Q and in 4Q 2022, respectively. The second of these extension options was exercised for both vessels in 2Q 2023 and commenced for both vessels in 3Q 2023. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively.

(8)
Mary, Kristina, Katherine, Alexandra, Alexis, Olivia I were forward fixed to Hapag-Lloyd for five years, followed by two periods of 12 months each at the option of the charterer. The new charters are scheduled to commence as each of the existing charters expire, on a staggered basis, between approximately late 2023 and late 2024. The charters are expected to generate average annualized Adjusted EBITDA of approximately $13.1 million per ship.

(9)
GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey.

(10)
GSL Tripoli, GSL Kithira, GSL Tinos, and GSL Syros. Ultra-high reefer ships of 5,470 TEU each. Contract cover on each ship is for a firm period of three years, from their delivery dates in 2021, at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.

(11)
Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q 2024; thereafter the charterer has the option in 1Q 2024 to charter the vessel for a further 12-14 months at the same rate from 3Q 2024.

(12)
GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America. In July 2022, these four vessels were each forward fixed for five years +/- 45 days at charter rates expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per vessel. The new charter for GSL Susan commenced in 4Q 2022, while the charters for the remaining three vessels commenced in late 1Q 2023.

(13)	GSL Rossi. Chartered at an average rate of $38,875 per day-$42,750 for the first 18 months, $38,000 for the next 18 months and $35,000 for the remaining period.
(14)	GSL Alice. Chartered at $20,500 per day for a period of 24 months +/- 30 days at the option of charterer. The new charter commenced in May 2023.
(15)	GSL Valerie. Chartered at an average rate of $35,600 per day-$40,000 for the first 12 months, $36,000 for the next 12 months and $32,000 for the remaining period.
(16)
GSL Maren. Charter extended to Westwood (Swire) for a period of 11 to 14 months, commenced at the end of 1Q 2023 at a rate of $17,200 per day for the first 2 months and for the remaining period at a rate of $18,200 per day.

(17)	Maira. Chartered to 4Q 2023 at $17,750 per day; thereafter, extended at $16,000 per day to 3Q 2024 / 4Q 2024.
(18)
Julie. Forward fixed to a leading liner company for a period of 24 months +/- 30 days at the option of the charterer. The new charter commenced in 3Q 2023, after the vessel’s scheduled drydock. The new charter is expected to generate annualized Adjusted EBITDA of approximately $2.0 million.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company's results for the three and nine months ended September 30, 2023 today, Thursday November 9, 2023 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1)  Dial-in: (646) 968-2525 or (888) 596-4144; Event ID: 9486690

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company’s website: http://www.globalshiplease.com

Annual Report on Form 20-F

The Company’s Annual Report for 2022 was filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2023. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As of September 30, 2023, Global Ship Lease owned 68 containerships ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 375,406 TEU. 36 ships are wide-beam Post-Panamax.

As of September 30, 2023, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.1 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.81 billion. Contracted revenue was $2.23 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.8 years.

Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as impairment charges, contract termination costs or items outside of our control.

We believe that the presentation of the following non-U.S. GAAP financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A.	Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivatives, the effect of the straight lining of time charter modifications, and impairment losses. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)
		Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022

Net income available to Common Shareholders		82,687	89,611	230,299	210,768

Adjust:	Depreciation and amortization	23,980	20,522	67,336	60,647
	Amortization of intangible liabilities	(1,518)	(9,305)	(6,563)	(32,725)
	Fair value adjustment on derivative asset	(331)	(4,660)	1,037	(11,308)
	Interest income	(2,501)	(680)	(6,895)	(1,195)
	Interest expense	11,615	16,142	33,623	64,884
	Share based compensation	2,505	2,222	7,684	7,882
	Earnings allocated to preferred shares	2,384	2,384	7,152	7,152
	Income tax	-	(50)	5	(50)
	Effect from straight lining time charter modifications	3,029	(4,780)	1,244	(7,692)
Adjusted EBITDA		121,850	111,406	334,922	298,363

B.	Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME – UNAUDITED

(thousands of U.S. dollars)
		Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022

Net income available to Common Shareholders		82,687	89,611	230,299	210,768

Adjust:	Fair value adjustment on derivative assets	(331)	(4,660)	1,037	(11,308)
	Premium paid on redemption of 2024 Notes	-	1,780	-	2,350
	Accelerated write off of deferred financing charges related to redemption of 2024 Notes	-	2,104	-	2,104
	Accelerated write off of premium related to redemption of 2024 Notes	-	(1,344)	-	(1,344)
	Accelerated write off of deferred financing charges related to full repayment of Hellenic Credit Facility	-	-	-	298
	Accelerated write off of deferred financing charges related to full repayment of Hayfin Credit Facility	-	-	-	2,822
	Prepayment fee on repayment of Hayfin Credit Facility	-	-	-	11,229
	Prepayment fee on repayment of Blue Ocean Credit Facility	-	-	-	3,968
	Accelerated write off of deferred financing charges related to full repayment of Blue Ocean Credit Facility	-	-	-	83
	Accelerated write off of deferred financing charges related to partial repayment of HCOB-CACIB Credit Facility	-	-	108	-
	Forfeit of certain stock-based compensation awards	-	-	451	-
Normalized net income		82,356	87,491	231,895	220,970

C.	Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE – UNAUDITED

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022

EPS as reported (USD)	2.34	2.44	6.49	5.75
Normalized net income adjustments-Class A common shares (in thousands USD)	(331)	(2,120)	1,596	10,202
Weighted average number of Class A Common shares	35,355,554	36,790,836	35,473,382	36,649,874
Adjustment on EPS (USD)	(0.01)	(0.06)	0.05	0.28
Normalized EPS (USD)	2.33	2.38	6.54	6.03

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", “should”, "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	geo-political events such as the conflict in Ukraine and the recent escalation of the Israel-Gaza conflict;

•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;

•	the overall health and condition of the U.S. and global financial markets;

•
our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements;

•	future acquisitions, business strategy and expected capital spending;

•
operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our ability to realize expected benefits from our acquisition of secondhand vessels;

•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	changes in laws and regulations (including environmental rules and regulations);

•	potential liability from future litigation; and

•	other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	September 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$98,086	$120,130
Time deposits	14,000	8,550
Restricted cash	62,208	28,363
Accounts receivable, net	3,737	3,684
Inventories	14,114	12,237
Prepaid expenses and other current assets	42,025	33,765
Derivative asset	29,580	29,645
Due from related parties	617	673
Total current assets	$264,367	$237,047
NON - CURRENT ASSETS
Vessels in operation	$1,700,935	$1,623,307
Advances for vessels' acquisitions and other additions	5,872	4,881
Deferred charges, net	73,468	54,663
Other non - current assets	26,220	31,022
Derivative asset, net of current portion	27,275	33,858
Restricted cash, net of current portion	93,049	121,437
Total non - current assets	1,926,819	1,869,168
TOTAL ASSETS	$2,191,186	$2,106,215
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$19,304	$22,755
Accrued liabilities	29,248	36,038
Current portion of long-term debt	200,626	189,832
Current portion of deferred revenue	41,106	12,569
Due to related parties	516	572
Total current liabilities	$290,800	$261,766
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$661,471	$744,557
Intangible liabilities-charter agreements	7,179	14,218
Deferred revenue, net of current portion	90,178	119,183
Total non - current liabilities	758,828	877,958
Total liabilities	$1,049,628	$1,139,724
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,192,029 shares issued and outstanding (2022 – 35,990,288 shares)	$351	$359
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2022 – 43,592 shares)	-	-
Additional paid in capital	675,635	688,262
Retained earnings	436,698	246,390
Accumulated other comprehensive income	28,874	31,480
Total shareholders' equity	1,141,558	966,491
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,191,186	$2,106,215

 Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
OPERATING REVENUES
Time charter revenue (include related party revenues of $nil and $nil for each of the three month periods ended September 30, 2023 and 2022, respectively, and $nil and $66,929 for each of the nine month periods ended September 30, 2023 and 2022, respectively)	$173,012	$163,231	$489,338	$447,898
Amortization of intangible liabilities-charter agreements (includes related party amortization of intangible liabilities-charter agreements of $nil and $nil for the three month periods ended September 30, 2023 and 2022, respectively, and $nil and $5,385 for each of the nine month periods ended September 30, 2023 and 2022, respectively)	1,518	9,305	6,563	32,725
Total Operating Revenues	174,530	172,536	495,901	480,623

OPERATING EXPENSES:
Vessel operating expenses (include related party vessel operating expenses of $5,171 and $4,077 for each of the three month periods ended September 30, 2023 and 2022, respectively, and $14,072 and $12,686 for each of the nine month periods ended September 30, 2023 and 2022, respectively)	46,099	40,997	132,268	121,883
Time charter and voyage expenses (includes related party time charter and voyage expenses of $2,139 and $1,696 for the three month periods ended September 30, 2023 and 2022, respectively, and $5,801 and $4,646 for each of the nine month periods ended September 30, 2023 and 2022, respectively)	6,046	5,136	18,185	14,594
Depreciation and amortization	23,980	20,522	67,336	60,647
General and administrative expenses	4,248	4,156	13,748	14,448
Operating Income	94,157	101,725	264,364	269,051

NON-OPERATING INCOME/(EXPENSES)
Interest income	2,501	680	6,895	1,195
Interest and other finance expenses	(11,615)	(16,142)	(33,623)	(64,884)
Other (expenses)/income, net	(303)	1,022	857	1,200
Fair value adjustment on derivative asset	331	4,660	(1,037)	11,308
Total non-operating expenses	(9,086)	(9,780)	(26,908)	(51,181)
Income before income taxes	85,071	91,945	237,456	217,870
Income taxes	-	50	(5)	50
Net Income	85,071	91,995	237,451	217,920
Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)	(7,152)	(7,152)
Net Income available to Common Shareholders	$82,687	$89,611	$230,299	$210,768

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Cash flows from operating activities:
Net income	$85,071	$91,995	$237,451	$217,920
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$23,980	$20,522	$67,336	$60,647
Amounts reclassified from other comprehensive income	96	-	(80)	-
Amortization of derivative asset's premium	1,149	370	3,085	499
Amortization of deferred financing costs	1,279	3,658	4,115	9,751
Amortization of original issue premium on repurchase of notes	-	436	-	762
Amortization of intangible liabilities-charter agreements	(1,518)	(9,305)	(6,563)	(32,725)
Fair value adjustment on derivative asset	(331)	(4,660)	1,037	(11,308)
Prepayment fees on debt repayment	-	-	-	15,197
Stock-based compensation expense	2,505	2,222	7,684	7,882
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	$(1,049)	$(7,821)	$(3,511)	$(14,005)
(Increase)/decrease in inventories	(715)	398	(1,877)	(145)
Increase in derivative asset	-	-	-	(15,370)
Increase/(decrease) in accounts payable and other liabilities	5,394	(1,045)	(5,274)	(2,060)
(Increase)/decrease in related parties' balances, net	(745)	364	-	2,547
(Decrease)/increase in deferred revenue	(12,708)	18,431	(468)	19,038
Unrealized foreign exchange (gain)/loss	(1)	(2)	-	3
Net cash provided by operating activities	$102,407	$115,563	$302,935	$258,633
Cash flows from investing activities:
Acquisition of vessels	$-	$-	$(123,300)	$-
Cash paid for vessel expenditures	(8,018)	(1,204)	(12,569)	(4,429)
Advances for vessel acquisitions and other additions	(841)	(511)	(6,786)	(2,835)
Cash paid for drydockings	(15,086)	(4,463)	(33,386)	(19,716)
Net proceeds from sale of vessel	-	-	5,940	-
Time deposits acquired	(1,400)	(9,600)	(5,450)	(9,500)
Net cash used in investing activities	$(25,345)	$(15,778)	$(175,551)	$(36,480)
Cash flows from financing activities:
Repurchase of 2024 Notes, including premium	$-	$(90,801)	$-	$(119,871)
Proceeds from drawdown of credit facilities	-	-	76,000	60,000
Proceeds from 2027 Secured Notes	-	-	-	350,000
Repayment of credit facilities/sale and leaseback	(50,996)	(37,162)	(151,267)	(117,080)
Repayment of refinanced debt, including prepayment fees	-	-	-	(276,671)
Deferred financing costs paid	-	(391)	(1,140)	(9,655)
Cancellation of Class A common shares	(3,441)	(9,985)	(20,421)	(14,910)
Class A common shares-dividend paid	(13,300)	(13,856)	(39,991)	(36,949)
Series B preferred shares-dividend paid	(2,384)	(2,384)	(7,152)	(7,152)
Net cash used in financing activities	$(70,121)	$(154,579)	$(143,971)	$(172,288)
Net increase/(decrease) in cash and cash equivalents and restricted cash	6,941	(54,794)	(16,587)	49,865
Cash and cash equivalents and restricted cash at beginning of the period	246,402	300,301	269,930	195,642
Cash and cash equivalents and restricted cash at end of the period	$253,343	$245,507	$253,343	$245,507
Supplementary Cash Flow Information:
Cash paid for interest	17,683	9,173	51,012	34,470
Cash received from interest rate caps	8,464	2,993	24,380	3,247
Non-cash investing activities:
Unpaid capitalized expenses	5,298	7,334	5,298	7,334
Unpaid drydocking expenses	10,622	7,396	10,622	7,396
Non-cash financing activities:
Unrealized (loss)/gain on derivative assets	(380)	12,349	(5,611)	35,263